SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

ADVANCED LIGHTING TECHNOLOGIES, INC.
(Name of Registrant as Specified In Its Charter)

Not Applicable
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

   (2)   Aggregate number of securities to which transaction applies:

   (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   (4)   Proposed maximum aggregate value of transaction:

   (5)   Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1)   Amount Previously Paid:

   (2)   Form, Schedule or Registration Statement No.:

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ADVANCED
LIGHTING
TECHNOLOGIES INC.

32000 Aurora Road
Solon, Ohio 44139

March 22, 2002

To Our Shareholders:

On behalf of the Board of Directors and management, I cordially invite you to attend the Annual Shareholders Meeting to be held on Wednesday, April 24, 2002, at 10:00 a.m. (E.S.T.), at KSK Color Lab (Conference Room), 32300 Aurora Road, Solon, Ohio 44139.

The notice of meeting and proxy statement accompanying this letter describe the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be a report on progress of the Company and an opportunity for questions of general interest to the shareholders.

It is important that your shares be represented at the meeting. Whether or not you plan to attend in person, you are requested to vote, sign, date and promptly return the enclosed proxy in the envelope provided.

Sincerely yours,

Chairman of the Board

ADVANCED LIGHTING TECHNOLOGIES, INC.
32000 Aurora Road
Solon, Ohio 44139

NOTICE OF ANNUAL SHAREHOLDERS MEETING
To Be Held April 24, 2002

To the Shareholders of ADVANCED LIGHTING TECHNOLOGIES, INC.:

Notice is hereby given that the Annual Shareholders Meeting of ADVANCED LIGHTING TECHNOLOGIES, INC. (the "Company") will be held on Wednesday, April 24, 2002, at 10:00 a.m., Eastern Standard Time at KSK Color Lab (Conference Room), 32300 Aurora Road, Solon, Ohio 44139, for the following purposes:

1. To elect directors, the names of whom are set forth in the accompanying proxy statement, to serve until the 2004 Annual Meeting and until their successors have been elected and qualified.

2. To ratify the adoption of the Company's 2001 Employee Stock Purchase Plan.

3. To ratify the appointment of Grant Thornton LLP as independent auditors of the Company.

4. To transact such other business as may properly be brought before the meeting.

The Board of Directors has fixed the close of business on February 28, 2002 as the record date for the determination of the shareholders entitled to notice of and to vote at the Annual Meeting, and only shareholders of record at the close of business on that date will be entitled to vote at the Annual Meeting.

All shareholders are cordially invited to attend the Annual Meeting in person. WHETHER OR NOT YOU EXPECT TO BE PRESENT, YOU ARE REQUESTED TO VOTE, SIGN, DATE, AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE PREPAID ENVELOPE PROVIDED. If you are present at the Annual Meeting and desire to vote in person, your proxy will not be used if you revoke your appointment of proxy so that you may vote your shares personally.

By Order of the Board of Directors,

Steven C Potts

Secretary

March 22, 2002

NOTICE
IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED SO THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. EACH SHAREHOLDER IS REQUESTED TO EXECUTE AND PROMPTLY RETURN THE ENCLOSED PROXY.

ADVANCED LIGHTING TECHNOLOGIES, INC.

32000 Aurora Road
Solon, Ohio 44139

PROXY STATEMENT

ANNUAL SHAREHOLDERS MEETING TO BE HELD APRIL 24, 2002

The enclosed Proxy is solicited on behalf of the Board of Directors of ADVANCED LIGHTING TECHNOLOGIES, INC. (the "Company") for use at the Annual Shareholders Meeting ("Annual Meeting") to be held Wednesday, April 24, 2002, at 10:00 a.m. Eastern Standard Time or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Shareholders Meeting. The Annual Meeting will be held at KSK Color Lab (Conference Room), 32300 Aurora Road, Solon, Ohio 44139.

The definitive proxy solicitation materials are expected to be mailed on or about March 25, 2002 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

RECORD DATE AND SHARES OUTSTANDING

There were 299 shareholders of record at the close of business on February 28, 2002 entitled to notice of, and to vote at, the Annual Meeting. 23,440,938 shares of the Company's Common Stock, par value $.001 per share ("Common Stock") and 761,250 shares of the Company's Series A Preferred Stock, par value $.001 per share ("Series A Stock") are issued and outstanding and entitled to vote at the Annual Meeting. At the Annual Meeting, the Common Stock and the Series A Stock will vote on all matters as a single class, with each share of Common Stock having one vote and each share of Series A Stock having four votes (the number of votes equal to the number of shares of Common Stock into which each share of Series A Stock may be initially converted). The maximum aggregate votes eligible to be cast at the Annual Meeting is 26,485,938.

REVOCABILITY OF PROXIES

Ohio General Corporation Law provides that any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company or any of the Persons named as Proxies, a written notice of revocation or a duly-executed proxy bearing a later date than the date of the proxy being revoked or by attending the Annual Meeting and revoking their proxy and voting in person.

VOTING AND SOLICITATION

Every shareholder voting for the election of directors is entitled to one vote for each share of Common Stock held and four votes for each share of Series A Stock held. Shareholders do not have the right to cumulate their votes in the election of directors. On all other matters each share of Common Stock is likewise entitled to one vote, and each share of Series A Stock is likewise entitled to four votes, on each proposal or item that comes before the Annual Meeting.

The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business, but to exclude abstentions and broker non-votes from the determination of votes cast with respect to any proposal. The number of votes required for approval is determined by the votes cast. The presence of the holders of a majority of the total issued and outstanding shares of Common Stock and Series A Stock in person or represented by duly executed proxies at the Annual Meeting shall constitute a quorum for the transaction of business. The vote required for passage of each proposal is set forth in the separate discussions of each of the proposals.

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The cost of this solicitation will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies also may be solicited by Company directors, officers, and employees, without additional compensation.

The Board does not know of any other business to be presented for consideration at the Annual Meeting. If any other business properly comes before the Annual Meeting or any adjournments thereof, the proxies will be voted on such matters in the discretion of the proxy holders if the Company did not have notice of the matter on or before March 15, 2002.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors has fixed the number of directors at ten. Messrs. Wayne R. Hellman, Theodore A. Filson and James E. Mohn are currently directors whose terms expire at the Annual Meeting. Messrs. Hellman, Filson and Mohn have been nominated for election at the Annual Meeting as directors for a term expiring at the 2004 annual meeting, or until their successors are duly elected and qualified. The persons named in the accompanying proxy will vote for Messrs. Hellman, Filson and Mohn to serve as directors for such term. Although it is not presently contemplated that any nominee will decline or be unable to serve as a director, in either such event, the proxies will be voted by the proxy holders for such other persons as may be designated by the present Board of Directors.

NOMINEES

The following table sets forth certain information regarding each of the three nominees of the Board of Directors for election as a director for the term expiring in 2004.

Name	Age	Position	Director's Term Expires
Wayne R. Hellman	56	Chief Executive Officer and Chairman of the Board of Directors	2001
Theodore A. Filson	62	Director	2001
James E. Mohn	53	Director	2001

The three persons receiving the greatest number of votes shall be elected directors. **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE THREE NOMINEES AS DIRECTORS OF THE COMPANY.**

CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding each of the six directors whose terms expire in 2002 and 2003, as well as the Company's other executive officers:

Name	Age	Position	Director's Term Expires
John E. Breen	57	Director	2002
John Gonzalez	70	Director	2002
A Gordon Tunstall	58	Director	2002
Francis H. Beam	66	Director	2003
John R. Buerkle..............	53	Director	2003
Louis S. Fisi.................	67	Director	2003
Steven C. Potts	48	Chief Financial Officer, Treasurer and Director	2003
Lee Bartolomei*	62	Vice President	
Wayne Platt*	63	Vice President	
James Schoolenberg*	59	Vice President	

* Executive Officer Only, Appointed January 22, 2002.

Wayne R. Hellman has served as the chief executive and a director of the Company since 1995 and as chief executive or other senior officer of each of the Company's predecessor companies since 1983. From 1968 to 1983 he was employed by the lighting division ("GE Lighting") of General Electric Company. While at General Electric, Mr. Hellman served as Manager of Strategy Analysis for the Lighting Business Group; Manager of Engineering for the Photo Lamp Department; Halarc Project Venture Manager; Manager of

Quartz Halogen Engineering and Manager of Metal Halide Engineering. As the Halarc Project Venture Manager, he was given the responsibility of developing metal halide technology. Mr. Hellman is also currently a director of Fiberstars, Inc., a manufacturer and marketer of fiber optic lighting systems. The Company owns approximately 24% of the issued and outstanding shares of Fiberstars, Inc. In 1998, Mr. Hellman married Diane Mazzola who is Mr. Fisi's step-daughter.

Steven C. Potts joined the Company as Chief Financial Officer and Treasurer in October 2000. Mr. Potts was appointed as a Director of the Company on January 22, 2002 to fill the vacancy created by the resignation of Mr. Alan J. Ruud. Before joining the Company, Mr. Potts served in several financial positions for General Dynamics, Inc. from 1975 until 1999. From 1995 to 1999, Mr. Potts served as Vice President of Finance and Controller of General Dynamics, Land Systems Division. In this position, Mr. Potts was responsible for directing financial operations and information resource management for Land Systems and played a key role in domestic and international acquisitions for General Dynamics.

Francis H. Beam has served as a director of the Company since 1995. From 1988 to 1999, Mr. Beam served as President of Pepper Capital Corp., a venture capital firm which he formed. Mr. Beam retired from Pepper Capital effective at the end of 1999. Mr. Beam is also a director of The Lamson & Sessions Co., a manufacturer of thermoplastic conduit and pipe, enclosures, wiring devices and accessories. From 1959 to 1988 he was employed by Ernst &Young LLP (and its predecessors). Beginning in 1967 he held various partnership positions with that firm until his retirement in 1988 as Vice Chairman and Regional Managing Partner.

John E. Breen was appointed to the Company's Board in December 1999. Dr. Breen served as Vice President of Technology for GE Lighting from 1990 until his retirement in 1998. Dr. Breen spent 26 years at GE Lighting focused on technology for all lighting applications and on new product introductions.

John R. Buerkle was appointed as a director of the Company in January 1998. From June 2000 to September 2001, Mr. Buerkle was president of UNext International. UNext International is an Internet education venture. Previously, Mr. Buerkle spent 28 years in marketing and senior management positions with S.C. Johnson & Son, Inc., a global leader in consumer household products, where among other assignments, he was President, Asia-Pacific and Americas, each for five years. Mr. Buerkle is also a director of Alloyd Company, Inc., a privately-held leading manufacturer of plastic packaging and packaging equipment.

Theodore A. Filson has been a director of the Company since 1995. Mr. Filson has served as an independent consultant to the lighting industry since 1994. From 1986 to 1994 he was employed as president and chief executive officer of Advance Transformer, Inc., the largest manufacturer of lighting system power supplies in the world.

Louis S. Fisi served as the executive vice president of the Company from 1995 until his retirement in 1999, and has served as a director of the Company since 1995. He has also served as chief financial officer of the Company from 1995 to November 1996 and chief financial officer of one or more of the Company's predecessors from 1985 to November 1996, and assisted Mr. Hellman in the founding of the predecessors. From 1976 to 1985, Mr. Fisi was employed in executive and financial capacities by the Smithers Company, an international industrial company. From 1967 to 1976, he was employed as a certified public accountant by an international accounting and consulting firm currently known as Ernst & Young LLP.

John Gonzalez retired as Vice Chairman of Lincoln Electric Company in 1994, a position which he had held since 1991. Prior to his appointment as Vice Chairman Mr. Gonzalez had held various management positions with Lincoln Electric since joining that company in 1953. Following his retirement, Mr. Gonzalez has been an executive consultant to public and private companies. Mr. Gonzalez joined the Board in January 2001, to fill the unexpired term of Mr. Harada.

James E. Mohn retired from General Electric in 2001 as President and CEO at GE Capital Information Technology Solutions. During his 32 year GE career he spent over 16 years at GE Lighting, including nine years as vice president and chief financial officer. He currently provides productivity consulting services to public and private companies. Mr. Mohn joined the Board in February 2002 to fill the unexpired term of Mr. Thomas K. Lime.

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A Gordon Tunstall has served as a director of the Company since June 1996. He is the founder of, and for more than 20 years has served as President of Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall is also currently a director of Kforce Inc., a professional and technical placement firm; JLM Industries, Inc., a manufacturer and marketer of performance chemicals and specialty plastics, and Horizon Medical Products, a medical device manufacturer and distributor.

Lee Bartolomei has been President of Deposition Sciences, Inc. since its formation in 1985. Prior to that, Mr. Bartolomei was employed by Optical Coating Laboratory, Inc., where his last position was Senior Vice President of Operations. Mr. Bartolomei holds several patents for thin film components and processing.

Wayne Platt joined Venture Lighting International as President in 1998. From 1996 to 1997, he served as Vice President of Manufacturing and Engineering of Sylvania Lighting International in Geneva, Switzerland. Prior to that, he served for eight years as Plant Manager of the High Intensity Discharge division of Osram Sylvania in New Hampshire.

James Schoolenberg joined APL Engineered Materials, Inc. in 1975 and has served as President and Chief Executive Officer of APL since 1994. He holds a Bachelor of Arts degree with majors in Physics and Chemistry. Prior to joining APL, Mr. Schoolenberg was a faculty member of the Physics Department at Western Michigan University. Mr. Schoolenberg was responsible for the development of numerous new techniques and procedures improving the efficiency of production runs and the quality of APL's metal halide products.

COMPOSITION OF THE BOARD OF DIRECTORS

Pursuant to the terms of the Company's Articles of Incorporation and Code of Regulations (By-Laws), the Board of Directors has the power to change the number of directors by resolution. The number of directors is currently set at ten members. The directors are divided into three classes. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years resulting in the election of only one class of directors each year. During fiscal year 2001, Mr. Gonzalez joined the Board to replace Mr. Susumu Harada upon his resignation. During fiscal year 2002, Mr. Mohn joined the Board to replace Mr. Lime on his resignation; Mr. Potts joined the Board to replace Mr. Ruud after his resignation.

BOARD MEETINGS AND COMMITTEES

Mr. Hellman serves as Chairman of the Board of Directors of the Company. The Board of Directors held a total of four regular and five special meetings during the fiscal year ended June 30, 2001. All of the current directors attended 75% or more of the regular and special meetings of the Board of Directors and committees of the Board, if any, upon which such directors served.

During fiscal 2001, the Executive Committee consisted of Mr. Hellman, Mr. Fisi, and Mr. Ruud. The Executive Committee is authorized to exercise all of the powers of the Board of Directors except the powers to declare dividends and issue shares of Common Stock in excess of 50,000 shares or rights to acquire such Common Stock. The composition of the Executive Committee is empowered to act during the interim periods between meetings of the Board of Directors. The Executive Committee held no meetings during fiscal 2001. On November 21, 2001, the Executive Committee was changed to consist of Dr. Breen (as Chairman), Mr. Beam and Mr. Hellman.

During fiscal 2001, the Audit Committee, consisting of Mr. Beam, Mr. Gonzalez and Dr. Breen, held four meetings. Mr. Gonzalez replaced Mr. Tunstall on the Audit Committee on January 18, 2001. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and nonaudit fees, and reviews the adequacy of the Company's internal accounting controls.

During fiscal 2001, the Compensation Committee, consisting of Mr. Buerkle, Mr. Lime and Mr. Filson, held four meetings. The Compensation Committee determines the compensation of the Company's executive officers. Its report is included below at "COMPENSATION — Report on Executive Compensation by the Compensation Committee." On January 22, 2002, the Compensation Committee was changed to consist of Messrs. Tunstall (Chairman), Filson and Gonzalez.

During fiscal 2001, the Incentive Award Plan Committee held no meetings, other than at meetings of the entire Board. In 1999, the Board of Directors determined that, instead of two committees, the Compensation Committee also serves as the Incentive Award Plan Committee. The Incentive Award Plan Committee administers the 1995 Incentive Award Plan, the 1997 Billion Dollar Market Capitalization Incentive Award Plan and the 1998 Incentive Award Plan. This committee will make all determinations as to future grants of stock and stock options under these plans. Awards under the 1997 Billion Dollar Market Capitalization Incentive Award Plan and the 1998 Incentive Award Plan to members of the Incentive Award Plan Committee are subject to approval by the entire Board of Directors.

During fiscal 2001, the Company had no Nominating Committee; the entire Board considers candidates for directors.

CERTAIN HOLDERS OF VOTING SECURITIES

The following table sets forth information regarding the ownership of the Company's Common Stock as of February 28, 2002, by each of the continuing directors and executive officers of the Company, by each person or group known by the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Stock, and by all directors and executive officers of the Company as a group.

| | | Shares Beneficially Owned (2) | |
Name and Address (1)	Number	Percent of Class	Percent of Voting Power
Wayne R. Hellman (3)	2,158,227 (5)	9.2%	8.1%
Steven C. Potts	12,500	*	*
Francis H. Beam	30,750	*	*
John E. Breen	9,000	*	*
John R. Buerkle	40,000	*	*
Theodore A. Filson	45,000	*	*
Louis S. Fisi (4)	126,490	*	*
John Gonzalez	-0-	*	*
James E. Mohn	-0-	*	*
A Gordon Tunstall	24,000	*	*
Lee Bartolomei	292,752 (5)	1.2%	1.1%
Wayne Platt	20,300	*	*
James Schoolenberg	26,151 (5)	*	*
All Directors and Executive Officers as a Group (3) (4) (12 Persons)	2,665,430 (5)	11.3%	10.0%
General Electric Company (6)	4,475,351	16.9%	16.9%
Alan J. Ruud (7)	3,638,287 (5)	15.6%	13.8%

* Less than one percent

(1) The business address of each of Messrs. Hellman, Fisi, Potts, Beam, Buerkle, Filson, Gonzalez, Mohn and Platt and Dr. Breen is 32000 Aurora Road, Solon, Ohio 44139; and Mr. Tunstall — Tunstall Consulting, Inc., 13153 North Dale Mabry, Suite 200, Tampa, Florida, 33618. The business address of General Electric Company is 3135 Easton Turnpike, Fairfield, CT 06431. The business address of Mr. Ruud is Ruud Lighting, Inc., 9201 Washington Avenue, Racine, Wisconsin 53406. The business

address for Mr. Bartolomei is Deposition Sciences, Inc., 3300 Coffey Lane, Santa Rosa, CA 95403. The business address for Mr. Schoolenberg is APL Engineered Materials Inc., 2401 N. Willow Road, Urbana, IL 61801.

(2) Shares beneficially owned include the following shares which may be acquired within 60 days of the date of this proxy by exercise of options granted pursuant to the incentive award plans: Mr. Hellman — 20,000; Mr. Fisi — 6,750; Mr. Potts — 12,500; Mr. Beam — 21,750; Dr. Breen — 9,000; Mr. Buerkle — 24,000; Mr. Filson — 45,000; Mr. Tunstall — 24,000; and Mr. Platt — 20,300. Shares beneficially owned by General Electric Company include 3,045,761 shares of Common Stock which may be acquired by General Electric Company at any time upon conversion of the Series A Stock. Percentage ownership is calculated on the basis of shares outstanding, plus shares which may be acquired within 60 days of the date of the proxy upon exercise or conversion by the named holder of options, warrants and Series A Stock. Percentage voting power is calculated on the same basis as percentage ownership, except the calculation includes for all holders the voting power of the Series A Stock.

(3) Includes 707,920 shares owned by Mr. Hellman individually; 125,000 shares owned by a limited liability company ("Hellman Ltd.") of which Mr. Hellman is the manager and as to which Mr. Hellman has sole voting and investment power; and 1,267,567 shares beneficially owned by certain shareholders of the Company formerly held under a voting trust which expires in 2009 (the "Trust") and as to which Mr. Hellman holds an irrevocable proxy. These shares are referred to herein as the "Trust Shares." The Trust Shares include all shares individually owned by Mr. Louis S. Fisi, Mr. Robert S. Roller, and Mr. Juris Sulcs, Ms. Christine Hellman and Ms. Lisa Barry, Ms. Mary Sarver, and trusts for the benefit of Mr. Roller's children. The Trust Shares also include shares owned by Mr. Brian Hellman. Pursuant to the terms of the Trust and the irrevocable proxies, Mr. Wayne Hellman is empowered to vote the Trust Shares for all purposes at his sole discretion, but is not provided with investment power with respect to the Trust Shares. Beneficial owners of the Trust Shares may remove the shares from the Trust or release the shares from the irrevocable proxy, as the case may be, to effect a bona fide sale free of the restrictions of the Trust. All share distributions on account of the Trust Shares become subject to the Trust, and all cash and other nonshare distributions on account of the Trust Shares are to be paid over to the grantors of the Trust. The expiration of the Trust may be accelerated under certain circumstances. Mr. Hellman does not receive any compensation for serving as voting trustee of the Trust. Mr. Hellman has granted to the General Electric Company ("GE") irrevocable proxies with respect to shares owned by him individually and by Hellman, Ltd. and with respect to the Trust Shares. The proxies will be effective only if the Company fails to maintain a ratio of earnings before interest, taxes, depreciation and amortization to interest charges of 2:1 for any two-quarter measurement period and if certain other conditions are met. Also includes shares beneficially owned by Mr. Hellman's wife as to which Mr. Hellman disclaims beneficial ownership, consisting of 12,543 shares owned and 10,750 shares subject to options exercisable within 60 days of the date of this proxy. As previously announced, 106,400 shares of Common Stock owned by Mr. Hellman individually were sold subsequent to February 28, 2002 to pay all remaining margin loans secured by Common Stock owned by Mr. Hellman.

(4) 119,740 individually owned shares are Trust Shares subject to voting control by Mr. Hellman.

(5) Includes 936, 1,021, 1,599, and 1,228 shares received pursuant to the Company 401(k) plan for Messrs. Hellman, Ruud, Bartolomei and Schoolenberg, respectively.

(6) Includes 1,429,590 shares of Common Stock held by General Electric Company, 3,045,761 shares issuable upon conversion of the Series A Stock held by General Electric. General Electric owns 100% of the issued and outstanding shares of Series A Stock.

(7) Includes 2,139,857 shares of Common Stock owned by Mr. Ruud individually and 1,497,143 shares of Common Stock which are subject to the terms of a voting trust agreement dated January 2, 1998 (the "Voting Trust") or an irrevocable proxy similar to the irrevocable proxies held by Mr. Hellman, discussed above (collectively, the "Voting Trust Shares"). The purpose of the Voting Trust Agreement and proxies is to provide Mr. Ruud with the power to vote all of the 1,497,143 shares of Common Stock held by the signatories to the Voting Trust Agreement. The Voting Trust Shares include all shares individually owned by Messrs. Donald Wandler, Theodore O. Sokoly, Christopher A. Ruud, and Ms. Cynthia A. Johnson. Mr. Ruud has granted to GE proxies with respect to shares owned by him individually and with respect to the Voting Trust Shares. These proxies will be effective only if the Company fails to maintain a ratio of

earnings before interest, taxes, depreciation and amortization to interest charges of 2:1 for any two-quarter measurement period and if certain other conditions are met.

COMPENSATION OF EXECUTIVE OFFICERS

The following tables set forth certain information with respect to all compensation paid or earned for services rendered to the Company in all capacities for the fiscal years ending June 30, 2001, June 30, 2000 and June 30, 1999 by the Company's Executive Officers. The Company has not granted any stock appreciation rights. The Company has no defined benefit employee pension plan.

SUMMARY COMPENSATION TABLE

		Annual Compensation		
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)
Wayne R. Hellman	2001	$237,061	$ —	$ —(2)
Chairman and	2000	218,514(1)	—	—(2)
Chief Executive Officer	1999	200,000(1)	—	—(2)
Alan J. Ruud(3)	2001	$232,692	$ —	$ —(2)
Vice-Chairman, President and	2000	200,260	—	—(2)
Chief Operating Officer	1999	192,500	—	—(2)
Steven C. Potts(4)	2001	$114,423	$ —	$135,877(5)
Chief Financial Officer and Treasurer				

		Long-Term Compensation			
		Awards		Payouts	
		Restricted Stock Award(s) ($)	Securities Underlying Options(#)	LTIP Payouts($)	All Other Compensation($)
Name and Principal Position	Year				
Wayne R. Hellman	2001	$—	750,000(6)	$—	$ 4,918(7)
Chairman and	2000	—	200,000	—	2,986(7)
Chief Executive Officer	1999	—	—	—	233,764(7)
Alan J. Ruud	2001	$—	500,000(6)	$—	$ 5,817(7)
Vice-Chairman, President and	2000	—	100,000	—	2,503(7)
Chief Operating Officer	1999	—	—	—	5,065(7)
Steven C. Potts(5)	2001	$—	50,000/ 15,000(6)	$—	$ —
Chief Financial Officer and Treasurer					

(1) Mr. Hellman is a party to an Employment Agreement with the Company. The Employment Agreement had an initial term expiring December 31, 1998. In fiscal 1999, Mr. Hellman's Employment Agreement was extended through December 31, 2003. Through this Employment Agreement, Mr. Hellman is entitled to receive annual base compensation of $195,000. In addition, Mr. Hellman is entitled to receive a bonus in amounts determined by the Compensation Committee. This Employment Agreement provides for annual increases in annual base compensation in amounts determined by the Compensation Committee during the term of this Employment Agreement. During fiscal 2001, Mr. Hellman's annual base compensation was set at $250,000. The Compensation Committee has not yet determined whether there will be an increase in compensation for Mr. Hellman in fiscal 2002. Also includes compensation deferred pursuant to the Company's 401(k) deferred compensation plan. Under the Employment Agreement, Mr. Hellman participates in Company sponsored life, health, and disability insurance coverage.

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(2) Perquisites provided to these executive officers consisted primarily of life, dental and medical insurance costs, the total of which did not exceed 10% of the person's salary and bonus.

(3) Mr. Ruud resigned as an Officer and Director of the Company effective December 12, 2002.

(4) Mr. Potts was elected to the office of Chief Financial Officer effective on October 20, 2000.

(5) Perquisites included relocation expenses of $131,251, and life, dental and medical insurance costs.

(6) Options to purchase shares of common stock of Deposition Sciences, Inc., a subsidiary of the Company.

(7) From 1993 to 1999, the Company and its predecessors maintained split dollar life insurance policies with respect to certain key employees. In order to reduce expenses, the split dollar life insurance program was terminated effective June 30, 1999. This program applied to approximately 25 employees, including Mr. Hellman. This program provided life insurance benefits and a cash value benefit which vested over a ten year period and was to be received upon termination of employment or retirement from the Company. In connection with the termination of this program the Company accelerated the vesting of the cash value benefits, providing full vesting as to the cash value in each policy. For fiscal year 1999, the amount indicated represents the incremental value of the cash value benefits Mr. Hellman received as a result of normal and accelerated vesting. For fiscal 1999 the amounts include Company contributions to the 401(k) plan in the amounts of $4,271 and $5,065 for Messrs. Hellman and Ruud, respectively. For fiscal 2000, the amounts include Company contributions to the 401(k) plan in the amounts of $2,986 and $2,503 for Messrs. Hellman and Ruud, respectively. For fiscal 2001, the amount include Company contributions to the 401(k) plan in the amounts of $4,918 and $5,817 for Messrs. Hellman and Ruud, respectively.

COMPANY OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | |
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value
Wayne R. Hellman	—	—	—	—	—
Alan J. Ruud	1,120(1)	0.2%	$4.40	6/29/2011	$ 2,800(4)
	1,220(2)	0.2%	$4.40	6/29/2011	$ 3,611(5)
Steven C. Potts	50,000(3)	8.9%	$7.00	12/1/2010	$200,000(6)

(1) The options granted vest on their sixth anniversary. Vesting of these options may be accelerated upon the following events: 10% of the grant will become exercisable when the market price of the Company's Common Stock reaches $8.80 per share on the last trading day of any month ("Market Price"); 20% will become exercisable when the Market Price exceeds $13.20 per share; 30% will become exercisable when the Market Price exceeds $17.60 per share and 40% will become exercisable when the Market Price exceeds $22.00 per share.

(2) The options granted vest on their sixth anniversary. Vesting of these options may be accelerated when the Company's market capitalization, subject to certain adjustments, exceeds $1 billion.

(3) The options granted include incentive options and non-qualified options, in the aggregate these options will vest 25% after one year, 35% after two years and 40% after three years.

(4) The grant date value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility — 71%; risk-free interest rate — 4.85%; time of exercise — 4 years; and no dividend yield.

(5) The grant date value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility — 71%; risk-free interest rate — 5.15%; time of exercise — 6 years; and no dividend yield.

(6) The grant date value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility — 71%; risk-free interest rate — 5.60%; time of exercise — 4 years; and no dividend yield.

DEPOSITION SCIENCES, INC. OPTION GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | |
Name	Number of Securities Underlying Option Granted(#)	Percent of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value
Wayne R. Hellman	750,000(1)	9.5%	$0.46	4/13/2011	$210,000(2)
Alan J. Ruud	500,000(1)	6.3%	$0.46	4/13/2011	140,000(2)
Steven C. Potts	15,000(1)	0.2%	$0.46	4/13/2011	4,200(2)

(1) The options vest on their fifth anniversary. The vesting may be accelerated on the following events: a change of control of DSI, a qualifying initial public offering of common stock of DSI or a sale of substantially all of DSI's assets to an unrelated party.

(2) The grant date value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility — 80%; risk-free interest rate — 4.60%; time of exercise — 4 years; and no dividend yield.

AGGREGATED COMPANY OPTION EXERCISES IN LAST FISCAL YEAR AND 2001 FISCAL YEAR END COMPANY OPTION VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End($) Exercisable/Unexercisable
Wayne R. Hellman	0	$0	20,000/180,000	Not Applicable
Alan J. Ruud	0	0	10,000/90,000	Not Applicable
Steven C. Potts	0	0	12,500/37,500	Not Applicable

DEPOSITION SCIENCES, INC. OPTION EXERCISES IN LAST FISCAL YEAR AND 2001 FISCAL YEAR END DEPOSITION SCIENCES INC. OPTION VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End($) Exercisable/Unexercisable
Wayne R. Hellman	0	$0	0/750,000	Not Applicable
Alan J. Ruud	0	0	0/500,000	Not Applicable
Steven C. Potts	0	0	0/15,000	Not Applicable

COMPENSATION OF DIRECTORS

All directors of the Company receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. In addition, in the fiscal year ended June 30, 2001 and through December 31, 2001, the nonemployee directors were compensated $2,500 for each meeting of the full Board attended. Such directors were entitled to a minimum of $10,000 in fiscal 2001 if they attend 75% or more meetings of the Board and committees to which they belong or any committee. Effective January 1, 2002, the nonemployee directors will be compensated at $12,000 per year (which will be prorated for fiscal 2002); payable in cash or Company common stock, and $1,000 for each meeting of the full Board or committee attended. No director who is an employee of the Company will receive separate compensation for services rendered as a director. Each of the nonemployee directors of the Company was granted options to purchase 15,000 shares of Company Common Stock in 1995 and 1996. Also, upon appointment or reelection, each of the nonemployee directors of the Company will receive option grants equal to 5,000 shares for each year in a director's term under the 1998 Incentive Award Plan. Non-employee Directors serving on the Executive Committee will receive additional compensation of $1,000 per day for attendance at Executive Committee meetings or time spent on Executive Committee matters.

In December 1995, the Company granted options to purchase 9,600 shares of Common Stock at $10.00 per share under the Incentive Award Plan to each of its nonemployee directors (including Messrs. Beam and Filson), all of which are currently exercisable. In June 1996, the Company granted options to purchase 15,000 shares of Common Stock at $17.00 per share under the Incentive Award Plan to Mr. Tunstall upon appointment to the Board of Directors, all of which options are currently exercisable. In June 1996, each nonemployee director other than Mr. Harada and Mr. Tunstall (Messrs. Beam and Filson) was granted options to purchase an additional 5,400 shares at an exercise price of $17.00 per share. All of these options are currently exercisable. In September 1997, Mr. Filson was granted an option to purchase 30,000 shares of Common Stock at $23.75 per share, all of which are currently exercisable. In January 1998, the Company granted options to purchase 15,000 shares of Common Stock at $22.63 per share to Mr. Buerkle, upon his appointment to the Board of Directors, all of which are currently exercisable. In February, 2000, Dr. Breen was granted options to purchase 15,000 shares of Common Stock at $6.50 per share, 9,000 of which are currently exercisable; Mr. Fisi was granted an option to purchase 5,000 shares at $6.50 per share, 3,000 of which are currently exercisable; Mr. Beam was granted an option to purchase 5,000 shares of Common Stock at $6.50 per share, 3,000 of which are currently exercisable and Messrs. Buerkle and Tunstall were granted options to purchase 15,000 shares of Common Stock at $6.50 per share, 9,000 of which are currently exercisable. In January 2001, Messrs. Beam and Fisi were each granted options to purchase 15,000 shares of Common Stock at $6.094 per share, 3,750 of which are currently exercisable. No additional options are exercisable within 60 days of this Proxy Statement. Each grant was made at the market price of the Company's Common Stock on the date of grant. Each option will vest 25% in the first year, 35% in the second year, and 40% in the third year from the date of grant. Dr. Breen was granted options to purchase 150,000 shares of Common Stock on January 22, 2002 at a price of $1.55. Options on 75,000 shares vest on July 23, 2002 and on 75,000 shares vest on January 23, 2003.

In fiscal 2001, Mr. Filson provided consulting services to the Company and received fees in the amount of $107,886. Mr. Filson continued to provide consulting services to the Company through December 31, 2001. In fiscal 2001, Mr. Fisi provided consulting services to the Company and received fees in the amount of $93,000. In fiscal 2002, Mr. Fisi has agreed to provide consulting services to the Company for a fee of $93,000.

EMPLOYMENT AGREEMENTS

Mr. Hellman is a party to an Employment Agreement with the Company. The Employment Agreement had an initial term expiring December 31, 1998 but was extended through December 31, 2003 in fiscal 1999. Through this Employment Agreement, Mr. Hellman is entitled to receive annual base compensation of $195,000. In addition, Mr. Hellman will be entitled to receive a bonus in amounts determined by the Compensation Committee. This Employment Agreement provides for annual increases in the annual base compensation as determined by the Compensation Committee during the term of this Employment

Agreement. During fiscal 2001, Mr. Hellman's annual base compensation was set at $250,000. Mr. Hellman's base compensation for fiscal year 2002 is currently $250,000. Under this Employment Agreement, Mr. Hellman participates in Company sponsored life, health and disability insurance coverage. Pursuant to this Employment Agreement, Mr. Hellman has agreed not to compete with the Company for a period of two years after termination of employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors requires a majority to be independent directors. During fiscal 2001, this Committee consisted of Messrs. Buerkle, Filson and Lime. Mr. Filson was a consultant to the Company and during fiscal 2001 received consultant's fees of $107,886.

The Compensation Committee also serves as the Incentive Award Plan Committee. The Incentive Award Plan Committee administers the 1995 Incentive Award Plan, the 1997 Billion Dollar Market Capitalization Incentive Award Plan and the 1998 Incentive Award Plan. This committee will make all determinations as to future grants of stock and stock options under these plans. Awards under the 1997 Billion Dollar Market Capitalization Incentive Award Plan and the 1998 Incentive Award Plan to members of the Incentive Award Plan Committee are subject to approval by the entire Board of Directors. Awards to any executive officer or director under the 1995 Incentive Award Plan, the 1997 Billion Dollar Market Capitalization Plan and the Incentive Award Plan will be approved by the entire Board of Directors.

REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE

The Compensation Committee's duty is to (i) establish a philosophy and basic structure governing all executive compensation plans, including the compensation of the Executive Officers of the Company and its subsidiaries, and to make recommendations to the Board of Directors regarding such compensation; (ii) consider and make recommendations to the Board regarding directors' compensation and benefits; (iii) consider and make recommendations to the Board regarding salary structure, officer gradings and salaries for other officers; (iv) propose and review bonus and stock option guidelines for officers and key employees; (v) make recommendations to the Board regarding grants of options and other awards to the Chief Executive Officer under the Company's incentive compensation plans; (vi) consider and approve perquisites and other remuneration for officers; (vii) review major changes to the Company's retirement plans and incentive plans to officers and hourly employees; and (viii) submit an annual report to the Board regarding the effectiveness and appropriateness of the Company's compensation program. The Compensation Committee's goal is to provide the Company with an incentive-based plan to reward highly competent Executive Officers and ensure that the Executive Officers have in place plans to develop talent and provide succession for key positions to enable achievement of key business goals.

Effective August 4, 1997, the Compensation Committee adopted a charter to compensate each Executive Officer (implemented in fiscal year 1998) based on the stated objectives (sales, profits, return on net assets) achieved by him within the last year. Each officer has certain stated objectives, which combines personal, managerial and corporate aspects. At the end of the year, each officer's stated objectives (approved by the Board of Directors), are weighed against his achievements, and compared to the overall financial condition of the division the officer is responsible for and compared to the overall financial condition of the Company. Accordingly, the achievements and the profit growth of the division and of the Company are directly related to the executive officer's earnings. This, the Compensation Committee concludes, is the best method for the Company to attract and reward proficient executives.

The Compensation Committee reviews the compensation of the executive officers: Wayne R. Hellman, Chairman and Chief Executive Officer, Steven C. Potts, Chief Financial Officer and Treasurer. Compensation for the newly elected Vice Presidents, Messrs. Bartolomei, Platt and Schoolenberg will be reviewed prior to fiscal 2003. Mr. Hellman is party to an Employment Agreement with the Company, which expires in December 2003. The Compensation Committee has determined the annual base compensation of Mr. Potts will be $190,000 for fiscal 2002. The Compensation Committee may determine that the executive officers will be entitled to a bonus in an appropriate amount for any fiscal year. For the fiscal year ended June 30, 2001, the Compensation Committee has determined that no bonus will be paid to Mr. Hellman, Mr. Ruud or Mr. Potts. Performance criteria for Mr. Hellman during fiscal 2001 included: (a) financial performance related to sales, operating income and the Company's debt-to-equity ratio; (b) recruitment of senior management personnel; (c) completion of acquisitions and investments; (d) increase in shareholder value; and (e) further development of strategies related to ADLT's leadership in metal halide lighting technology and markets. The Committee did not assign these performance criteria relative weights or rankings but rather made a subjective determination after considering all factors collectively. Accordingly, because certain important performance criteria were not met, the Committee decided that Mr. Hellman should not be awarded a bonus for fiscal 2001. Messrs. Hellman and Potts participate in Company sponsored life, health and disability insurance coverage. Pursuant to his Employment Agreement, Mr. Hellman has agreed not to compete with the Company for a period of two years after termination of employment.

The Compensation Committee has engaged William M. Mercer, a global human resources consulting firm, to advise the Company with respect to revising its compensation strategies for the Chief Executive Officer to assure the proper levels of compensation and proper incentives are in place to maximize Mr. Hellman's effectiveness.

COMPENSATION COMMITTEE

A Gordon Tunstall (Chairman)
Theodore A. Filson
John Gonzalez

Dated: January 2002

REPORT BY AUDIT COMMITTEE

The Audit Committee has adopted a written charter to set forth its responsibilities. A copy of the charter was attached to the proxy statement for last year's annual meeting. A copy of this charter may be obtained by request. As required by the charter, the Audit Committee reviewed the Company's audited financial statements and met with management, as well as with Grant Thornton LLP, the Company's auditors, to discuss the financial statements. The Audit Committee received the report of Grant Thornton regarding the results of their audit. In connection with its review of the financial statements and the auditors' report, the members of the Audit Committee discussed with a representative of Grant Thornton their independence, as well as the following:

the auditors' responsibilities in accordance with generally accepted auditing standards;

the initial selection of, and whether there were any changes in, significant accounting policies or their application;

management's judgments and accounting estimates;

whether there were any significant audit adjustments;

whether there were any disagreements with management;

whether there was any consultation with other accountants;

whether there were any major issues discussed with management prior to the auditors' retention;

whether the auditors encountered any difficulties in performing the audit; and

the auditor's judgments about the quality of the Company's accounting principles.

Based on its discussions with management and the Company's auditors, the Audit Committee did not become aware of any material misstatements or omissions in the financial statements. Accordingly, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for the period ended June 30, 2001 for filing with the SEC.

THE AUDIT COMMITTEE

Francis H. Beam (Chairman)
John E. Breen
John Gonzalez

INDEPENDENCE OF AUDIT COMMITTEE

In fiscal 2001, the Audit Committee consisted of Messrs. Beam (Chairman), Gonzalez and Dr. Breen (Mr. Gonzalez replaced Mr. Tunstall on January 18, 2001). Each of Messrs. Beam, and Gonzalez and Dr. Breen is (and Mr. Tunstall was) independent, as defined in Rule 4200(a)(15) of the NASD listing standards, as may be modified or supplemented. Mr. Mohn, who is also independent, has agreed to serve on the Audit Committee.

COMPARISON OF CUMULATIVE TOTAL RETURN



	1996	1997	1998	1999	2000	2001
Nasdaq Stock Market	100	122	160	227	335	182
Russell 2000	100	114	132	132	149	148
ADLT	100	144	133	51	106	25

The Company has selected the Russell 2000 Index for comparison purposes because it represents the smallest 2,000 companies from the universe of the 3,000 largest U.S. stocks in the U.S. trading on the New York Stock Exchange, American Stock Exchange and Nasdaq National Market. The Russell 2000 Index is considered the benchmark of U.S. small-cap market performance. The Company's stock was a component of the Russell 2000 through June 2001. The Company does not believe that it can reasonably identify a group of peer companies for comparison purposes, and no relevant industry index exists. In prior years, the Company used the NASDAQ Non-Financial Index instead of the Russell 2000 Index. The NASDAQ Non-Financial Index includes companies with substantially larger market capitalization and the Company has chosen to use the Russell 2000 Index for reasons outlined above.

CERTAIN TRANSACTIONS WITH DIRECTORS, OFFICERS AND SHAREHOLDERS

The Company was formed on May 19, 1995, and acquired ownership, primarily by merger (the "Combination") of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"). On September 15, 1995, one of the Predecessors transferred its nonlamp assets to H&F Five, Inc., a company owned by Messrs. Hellman, Fisi and certain other employees of the Company, for a demand promissory note from H&F Five, Inc. in the amount of $200,000 bearing interest at 8.5% per annum. Total principal and accrued interest at June 30, 2001 was $317,000, which was the largest amount outstanding at any time during fiscal 2001.

In fiscal 2001, Mr. Filson provided consulting services to the Company and received fees in the amount of $107,886. Mr. Filson's consulting services included taking an active role in sales/marketing through the development of key customer relationships, obtaining commitments from customer companies to introduce

15

new lighting products that include ADLT components and the establishment of major sales agreements. Mr. Filson's services during fiscal 2001 also encompassed other activities, including joint venture activities and recruitment of key personnel. Mr. Filson continued to provide consulting services to the Company through December 31, 2001.

In fiscal 2001, Mr. Fisi provided consulting services to the Company and received fees in the amount of $93,000. In fiscal 2002, Mr. Fisi has agreed to provide consulting services to the Company for a fee of $93,000. The consulting services have consisted of assistance to the Company on special projects.

The Company has utilized a Saab 340 Aircraft (the "Saab Aircraft") on an hourly rental basis. The Saab Aircraft was originally owned by LightAir Ltd. ("LightAir"), an Ohio limited liability company owned by Mr. Hellman (80%) and Mr. Fisi (20%), and was subsequently transferred to LightAir II Ltd. ("LightAir II"), an Ohio limited liability company owned by Mr. Hellman (50%) and Mr. Ruud (50%). Messrs. Hellman and Fisi guaranteed the repayment of $3.0 million of indebtedness to purchase the Saab Aircraft. All agreements with LightAir were effectively terminated by the transfer by LightAir of all of its aircraft in fiscal 1999. At June 30, 2001, the Company had $50,000 receivable from LightAir.

On May 20, 1998, LightAir II acquired a 1988 Cessna Citation III aircraft. The Citation III was chartered to the Company at an average of $2,000 per hour prior to January 1999 and $2,400 per hour thereafter. Scott Air Charter of Milwaukee, Wisconsin was the charter broker for the plane. Messrs. Hellman and Ruud guaranteed the repayment of $6.4 million of indebtedness incurred to purchase the Citation III. Following transfer to LightAir II of the Saab Aircraft, LightAir II made the Saab Aircraft available to the Company on the same terms as were made available by LightAir. Commencing in January 1999 the arrangements with LightAir II were changed to provide for minimum payments of $55,000 per month for the Saab Aircraft. The hourly usage rates for the plane were reduced from $2,000 per hour to $1,100 per hour for the Saab Aircraft. LightAir II sold both of its aircraft and the minimum payment was reduced to $33,500 with respect to the Saab Aircraft until the aircraft was sold. Payments to LightAir II during fiscal 1999 totaled approximately $1,030,000; and approximately $474,000 in fiscal 2000. In addition, during fiscal 2001, the Company paid $56,000 to LightAir II. The arrangements with LightAir II have been effectively terminated by the sale of its aircraft in fiscal 2000 and 2001.

Pursuant to a loan agreement dated October 8, 1998 between the Company and Mr. Hellman, its Chairman and Chief Executive Officer (the "Hellman Loan Agreement"), the Company loaned $9,000,000 to Mr. Hellman for a one-year term at the rate of 8%. The loan was made following approval by the Company's Board of Directors (Messrs. Hellman and Fisi did not participate in the deliberations). The proceeds of the loan were used to reduce the outstanding principal balance of a margin account loan, which was then secured by 2,053,070 shares of Company Common Stock owned by Mr. Hellman and Hellman Ltd. (the "Hellman Personal Shares"). In connection with the loan, the Board asked for and received Mr. Hellman's agreement to extend the term of his employment agreement to December 31, 2003. The Hellman Loan Agreement prohibits Mr. Hellman from encumbering the Hellman Personal Shares in any manner except pursuant to existing agreements governing Mr. Hellman's margin account, without consent of the Board's representative. Mr. Hellman has paid accrued interest of $720,000 on the loan through October 6, 1999. The principal on the loan was due on October 6, 1999. On January 25, 2000, the Board of Directors agreed that Mr. Hellman would not be required to repay the loan until October 6, 2000. The term of the loan was subsequently extended by the Board of Directors to October 6, 2001. During fiscal 2001, the Company loaned Mr. Hellman an additional $2,785,000 to reduce margin loans secured by shares of Company Common Stock. At June 30, 2001, the total amount of the loan, including accrued interest was $13,140,000. Since June 30, 2001, the Company has loaned Mr. Hellman an additional $1,004,350 to reduce the margin loans.

On January 22, 2002, the Board and Mr. Hellman agreed in principle to a plan which extends the maturity of the loan to July 31, 2007. Under the terms of the plan, Mr. Hellman will sell certain assets in an orderly manner in order to maximize the net proceeds, which will be used to pay a portion of the loan. Mr. Hellman will continue his 10b5-1 plan to sell shares he now owns pursuant to Rule 144 when the stock price exceeds $15. In addition, Mr. Hellman will be expected to apply after-tax cash bonuses earned from the Company toward repayment of the loan. Interest on the loan in the future will accrue at the same rate which the Company pays on its revolving credit facility. The loan will be repayable immediately if Mr. Hellman ceases to be employed by the Company. The Board of Directors have informed Mr. Hellman that the Company may require immediate payment of the loan if the Company requires the payment to prevent an unacceptable strain on cash resources.

Christopher Ruud, Mr. Ruud's son, served the Company from 1998 until the sale of Ruud Lighting, Inc. on December 12, 2001 and served Ruud Lighting in various positions since 1986, and most recently served as Vice President of Human Resources of the Company. In fiscal 2001, Christopher Ruud's salary, benefits and perquisites were $142,437. Diane Hellman, Mr. Hellman's wife, has served the Company in various marketing positions since 1985, and currently serves as Executive Vice President of Sales and Logistics. In fiscal 2001, Mrs. Hellman's salary, benefits and perquisites were $123,870. Brian Hellman, Mr. Hellman's son, served the Company from 1992 to June 2001, most recently as Senior Business Analyst for Venture Lighting International, Inc. In fiscal 2001, Brian Hellman's salary, benefits and perquisites were $118,662. Deborah Rogers, Mr. Hellman's sister-in-law, served the Company in various positions from 1994 to March 2001, and most recently served as Regional Sales Manager of Venture Lighting International, Inc. In fiscal 2001, Ms. Rogers' salary and sales commissions and benefits and perquisites were $77,851. Josh Barry, Mr. Hellman's son-in-law, serves the Company as Manager of Product Engineering for Venture Lighting International, Inc. In fiscal 2001, Mr. Barry's salary, benefits and perquisites were $67,608.

The Company had sales to General Electric Company, which holds a beneficial interest in the Common Stock of the Company in excess of 5%, and 100% of the Company's Series A Stock. The sales consisted primarily of lamps and lamp components, totaling $7,575,000 in fiscal 2001, $7,869,000 in fiscal 2000 and $4,621,000 in fiscal 1999. The Company purchased lamps and raw materials from GE totaling $9,396,000 in fiscal 2001, $13,928,000 in fiscal 2000 and $13,498,000 in fiscal 1999.

On December 12, 2001, the Company completed the sale of its fixture subsidiaries, Ruud Lighting, Inc., Kramer Lighting, Inc. and Ruud Lighting Europe, to an investor group led by Alan J. Ruud. From January, 1998 until the time of the transaction, Mr. Ruud was a director of the Company and served as Vice Chairman and Chief Operating Officer of the Company and holds in excess of 5% of the Company's outstanding common stock. Mr. Ruud's individual interest is approximately 51% of the investor group's interest. The investor group includes Mr. Ruud's two children. The fixture subsidiaries' assets consisted primarily of manufacturing equipment, inventory and accounts receivable and the Ruud Lighting manufacturing facility located in Racine, Wisconsin.

Under the terms of the transaction, the consideration paid for these fixture subsidiaries was $28 million in cash (adjusted dollar for dollar to reflect the amount of any changes in net working capital and funded indebtedness between September 2, 2001 and December 3, 2001) plus a $3 million subordinated note from Ruud Lighting, Inc. and subordinated notes from each member of the investor group, aggregating an additional $3 million. In addition, the Company was relieved of its obligations regarding the funded debt of the fixture subsidiaries, in an amount equal to approximately $9 million. Preliminary estimates of the adjustment in the cash consideration resulted in a net reduction of approximately $2.5 million in the cash received at closing. These preliminary estimates are subject to a review process under the agreement, expected to be completed in the Company's third fiscal quarter.

The notes from Ruud Lighting, Inc. and the investor group have a five year term. Principal and interest are payable at maturity. The notes bear interest at 8%, compounded semi-annually. With regard to the notes from the investor group, the Company may require, at any time prior to December 5, 2002, that the investors deliver Company common stock in satisfaction of the notes at the rate of one share of Company common stock for each $2 in principal amount. The indenture governing the Company's 8% Senior Notes currently prohibits the acquisition by the Company of its common stock. If that restriction lapses, or the Company receives the required consent from its Senior Noteholders, prior to December, 2002, the Company expects to exercise its right to acquire 1,500,000 shares of its common stock as payment in full for the investors' notes. The Company has no assurance that it will be able to exercise its right to acquire these shares.

The consideration was arrived at following negotiations between Messrs. Hellman and Potts and advisors of the Company and Mr. Ruud and his advisors, based on two guiding principles: the purchase price would have to be at least fair market value and the Company would receive consideration of cash and shares of common stock (in addition to cash consideration, the Company issued 3,000,000 shares of its common stock in connection with the Company's acquisition of Ruud Lighting, Inc. in 1998). Since the Company was unable to take its common stock from the investor group as a portion of the consideration, the investor group agreed to make shares available as payment for the purchase notes delivered at closing. In the parties' original letter of intent, signed September 20, 2001, the transaction involved cash consideration of approximately $32 million (subject to the same adjustments described above), with $6 million in purchase notes, subject to payment with 3,000,000 shares of Company common stock. In mid-October, Mr. Ruud informed the Company that he would be unable to finance the transaction originally contemplated, and negotiations resumed, which resulted in the revised transaction terms described above. In addition to the changes in the payment terms described, the Company was permitted to retain the real property used by Kramer Lighting, Inc., which it intends to sell. Upon sale of the facility, Ruud Lighting, Inc. is entitled to one-third of the net proceeds, up to $500,000. The Company's Board of Directors considered the alternatives to the Company regarding the fixture subsidiaries at meetings, including meetings on October 25 and 29 and November 20, 2001. After lengthy consideration and consultation with advisors to the Company, the Board of Directors approved the final terms of the transaction at the special meeting held November 20, 2001.

The Company does not intend to enter into any material transaction with officers or directors, or their family members, without the approval of a majority of the disinterested directors in the future. All above-described transactions since March 1997 were approved by a majority of disinterested directors except Mr. Filson's consulting service fees and the employment and compensation of the Hellman and Ruud family members.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership with the Securities and Exchange Commission and the Nasdaq National Market. Specific due dates for these reports have been established, and the Company is required to report in this Proxy Statement any failure to file by these dates during fiscal 2001. All of these filing requirements were satisfied by the Company's Executive Officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities.

PROPOSAL 2

APPROVAL AND RATIFICATION OF THE COMPANY'S 2001 EMPLOYEE STOCK PURCHASE PLAN

The Advanced Lighting Technologies, Inc. 2001 Employee Stock Purchase Plan (the "Stock Purchase Plan") which was approved by the Board of Directors as of April 26, 2001, was established to provide a method whereby employees of the Company would have an opportunity to acquire a proprietary interest in the growth and performance of the Company through the purchase of shares of Common Stock. The following description of the Stock Purchase Plan is qualified in its entirety by reference to Appendix A which is attached to this Proxy Statement and is a complete copy of the plan. It is the intention of the Company to have the Stock Purchase Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. All employees who have completed six months employment are eligible to participate in the offerings under the Stock Purchase Plan; provided, however, no employee may be granted an option to participate in the Stock Purchase Plan if, immediately after the grant, such employee would own stock and/or hold options to purchase stock possessing 5% or more of a total combined voting power of the Company or which permits the employee's right to purchase stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 in fair market value of the stock for each calendar year.

The Stock Purchase Plan provides for employees to purchase employee stock at a 15% discount by authorizing payroll deductions. Two hundred and fifty thousand shares of Common Stock will be offered under the Stock Purchase Plan pursuant to the offering which began May 18, 2001, and continuing thereafter until all shares of stock have been purchased, but in no event later than December 31, 2011. If an employee elects to purchase Common Stock by authorizing payroll deductions, no such authorization may exceed 10% of the employee's compensation. All payroll deductions made for an employee shall be credited to the participant's account under the Stock Purchase Plan. A participant may discontinue his participation under the Stock Purchase Plan by providing notice to the Company, but no other change can be made during any six-month offering period.

The Stock Purchase Plan will purchase that number of shares of Common Stock which the accumulated payroll deductions in the participant's account will purchase at the end of each month. As promptly as practicable after each purchase after the end of each month when Common Stock will be purchased, the Company will deliver to each participant or hold in an account for the participant's benefit, as appropriate, the Common Stock purchased through the payroll deductions. The Company will also deliver stock to a participant two years after the participant has ceased contributions to the Stock Purchase Plan if no written notice to the Company requesting distribution has been previously received.

FEDERAL INCOME TAX CONSEQUENCES

Common Stock purchased under the Stock Purchase Plan will qualify for special tax treatment under Section 423 of the Internal Revenue Code. The difference between the exercise price and the fair market value of the Common Stock on the date of exercise is sometimes called the "bargain element." In the case of the Stock Purchase Plan, the bargain element is the 15% discount received at the time of purchase pursuant to the Stock Purchase Plan. No tax is recognized at the time of the purchase of the Common Stock by a participant. The bargain element will not be considered as a part of alternative minimum taxable income in the year of purchase.

If a participant disposes of any Common Stock within two years after such Common Stock is purchased under the Stock Purchase Plan, the participant will recognize ordinary compensation income in the year of disposition in the amount of the bargain element and such income will be subject to income and payroll tax withholding. The amount of income recognized will be added to the participant's basis in the stock (unless the disposition is due to the death of the participant), and the participant's capital gain or loss on disposition will be determined using this increased basis. If the participant disposes of any Common Stock after this two year holding period, the participant will recognize ordinary compensation income equal to the lesser of (i) the bargain element or (ii) the excess of the fair market value at the time of disposition over the purchase price. Again, the amount of compensation income recognized is added to the basis. If the disposition is made before the two year holding period ends, the Company will receive a deduction in the amount of the compensation income, otherwise, the Company is not entitled to a deduction for the compensation income recognized by the participant.

If the Stock Purchase Plan is not approved at the Annual Meeting, the Stock Purchase Plan will not qualify under Section 423 of the Internal Revenue Code. As a consequence, the Stock Purchase Plan would thereafter entitle employees to purchase stock at the current market price, eliminating the "bargain element" and the tax consequences which would result from receiving a bargain element in a non-qualified stock purchase plan. The elimination of the bargain element would reduce the effectiveness of the Stock Purchase Plan in achieving its goals.

An affirmative vote of the majority of the votes of shares present or represented and voting at the Annual Meeting is required for approval and ratification of the Stock Purchase Plan. **THE BOARD OF DIRECTORS RECOMMENDS THE SHAREHOLDERS VOTE FOR THIS PROPOSAL.**

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Subject to shareholder approval at the Annual Meeting, the Board of Directors, acting on the recommendation of its Audit Committee, has appointed Grant Thornton LLP as its independent accountants to audit the consolidated financial statements of the Company and its subsidiaries for fiscal 2002. Representatives of Grant Thornton LLP will be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

AUDIT FEES

Grant Thornton LLP's aggregate fees for the audit of the Company's annual financial statements for the fiscal year ended June 30, 2001, and for the reviews of the Company's financial statements included in its filings on Form 10-Q for such fiscal year, were $617,000.

ALL OTHER FEES

The aggregate of all other fees of Grant Thornton LLP for the fiscal year ended June 30, 2001 was $401,000. Grant Thornton did not provide services with respect to financial information systems design or implementation during such fiscal year. The Audit Committee has considered whether the provision of these services is compatible with maintaining Grant Thornton LLP's independence.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR PROPOSAL 3.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows the Company to "incorporate by reference" the documents that it files with the Commission. This means that the Company can disclose certain information to you by referring to those documents. Any information the Company incorporates in this manner is considered part of this proxy statement except to the extent updated or superseded by disclosure in this proxy statement. Any information the Company files with the Commission after the date of this proxy statement and until the date of the Annual Meeting of shareholders will automatically update and supersede the information contained in this proxy statement.

The Company's 2001 Annual Report on Form 10-K to shareholders accompanies this proxy statement. The Company incorporates by reference only information contained under the caption "Financial Information" (pages 62 – F-33).

2001 ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2001

A copy (excluding exhibits) of the Company's 2001 Annual Report on Form 10-K for the fiscal year ended June 30, 2001, as amended, as filed with the Securities and Exchange Commission accompanies this proxy statement. Shareholders may obtain copies of any exhibits, by addressing a request to Corporate Secretary, Advanced Lighting Technologies, Inc., 32000 Aurora Road, Solon, Ohio 44139. A charge equal to the reproduction cost will be made if the exhibits are requested.

SHAREHOLDERS' PROPOSALS FOR NEXT ANNUAL MEETING

Proposals of shareholders of the Company which are intended to be presented by such shareholders at the Company's 2002 Annual Meeting should be received by the Secretary of the Company no later than August 1, 2002, in order to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

WHERE YOU CAN FIND MORE INFORMATION

The Company currently files reports, proxy statements, and other information with the Securities and Exchange Commission. These reports, proxy statements, and other information can be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Commission maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company.

ADVANCED LIGHTING TECHNOLOGIES, INC.
2001 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1.

PURPOSE

The purpose of the Advanced Lighting Technologies, Inc. 2001 Employee Stock Purchase Plan (the "Plan") is to provide a method whereby employees of Advanced Lighting Technologies, Inc., (together with any successor thereto, the "Company") and its Subsidiaries (as defined below) will have an opportunity to acquire a proprietary interest in the growth and performance of the Company through the purchase of shares of Common Stock of the Company ("Stock"). It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

SECTION 2.

DEFINITIONS

2.01   Committee

"Committee" shall mean the Compensation Committee of the Company's Board of Directors or any other committee of the Company's Board of Directors designated by the Board of Directors to administer the Plan.

2.02   Compensation

"Compensation" shall mean all wages and earnings included within the definition of wages in Section 3401(a) of the Code.

2.03   Employee

"Employee" means any person who is customarily employed on a full-time or part-time basis by the Company or any Subsidiary and is regularly scheduled to work more than twenty (20) hours per week.

2.04   Participant

"Participant" means any Employee who has satisfied the eligibility requirements and completed the authorization form in the manner provided in Section 3.04 of this Plan.

2.05   Purchase Date

"Purchase Date" means the last business day of each calendar month.

2.06   Subsidiary

"Subsidiary" means (I) any corporation in an unbroken chain of corporations, starting with the Company, where, at each link of the chain, the corporation in the link above owns at least Fifty Percent (50%) of the combined voting power of all the classes of stock in the corporation below, and (ii) is designated as a participant in the Plan by the Committee.

SECTION 3.

Eligibility and Participation

3.01   Initial Eligibility

Any Employee who shall have completed six (6) months employment and shall be employed by the Company or any Subsidiary on the date such Employee's participation for any Offering Period in the Plan is to become effective shall be eligible to participate in offerings under the Plan which commences on or after such six (6) month period has concluded. Employment with an entity or business prior to its acquisition by the Company or any Subsidiary shall be counted in determining whether an Employee is eligible to participate in the Plan.

3.02   Leave of Absence

For purposes of participation in the Plan, a person on leave of absence shall be deemed to be an Employee for the first ninety (90) days of such leave of absence and such Employee's employment shall be deemed to have terminated at the close of business on the ninetieth day of such leave of absence unless such Employee shall have returned to regular full-time or part-time employment (as the case may be) prior to the close of business on such ninetieth day. Termination by the Company or any Subsidiary of any Employee's leave of absence, other than termination of such leave of absence on return to full time or part time employment, shall terminate an Employee's employment for all purposes of the Plan and shall terminate such Employee's participation in the Plan and right to exercise any option.

3.03   Restrictions on Participation

Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option to participate in the Plan:

(a) if, immediately after the grant, such Employee would own Stock, and/or hold outstanding options to purchase Stock, possessing 5% or more of the total combined voting power or value of all classes of Stock of the Company (for purposes of this paragraph, the rules of Section 424(d) of the Code shall apply in determining Stock ownership of any Employee); or

(b) which permits the Employee's rights to purchase Stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 in fair market value of the Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding.

3.04   Commencement of Participation

An eligible Employee may become a Participant by completing an authorization for a payroll deduction on the form provided by the Company and filing it with the office of the Treasurer of the Company prior to the Commencement Date of the next succeeding Offering Period. For any person who was a "Participant" in the Company's 1997 Employee Stock Purchase Plan, any payroll deduction authorization in effect on the effective date of the Plan shall constitute enrollment as a Participant in the Plan commencing with the initial Offering Period. Payroll deductions for a Participant shall thereafter commence on the next succeeding Commencement Date and shall end on the Termination Date of the Offering to which such authorization is applicable unless sooner terminated by the Participant as provided in Section 8. Notwithstanding the forgoing, an eligible Employee may become a Participant at any time during the Offering Period beginning on or after April 26, 2001 and ending on June 30, 2001 by filing the authorization for payroll deduction form with the Treasurer of the Company. In such event, payroll deductions for such Participant shall commence on the next pay date. In addition, at any time during the thirty (30) day period after a Subsidiary is designated by the Incentive Award Committee as participating in the Plan, an eligible Employee of any such Subsidiary may become a Participant during the then current Offering Period by filing the authorization for payroll deduction form with the Treasurer of the Company. In such event, payroll deductions for such participant shall commence on the next pay date.

SECTION 4.

OFFERING

4.01   Offering

The Plan will be implemented by an offering of 250,000 shares of Stock (the "Offering") beginning on or after April 26, 2001 and continuing thereafter until all the shares of Stock have been purchased, but terminating, in any event, on December 31, 2011. The Company may increase the Offering from time to time in accordance with the procedures set forth in Section 424 of the Code. As used in this Plan "Commencement Date" means the first business day of each January and July until termination of the Plan (except that the Commencement Date of the first Offering Period is April 26, 2001) and "Termination Date" means the last business day of each December and June until termination of the Plan. Each period between a Commencement Date and a Termination Date shall constitute a separate "Offering Period."

SECTION 5.

PAYROLL DEDUCTIONS

5.01   Amount of Deduction

At the time an Employee files an authorization for payroll deduction, the Employee shall elect to have deductions made from the Employee's pay on each payday during the time the Employee is a Participant at a rate not to exceed ten percent (10%) of the Employee's compensation (the "Payroll Deduction").

5.02   Participant's Account

All Payroll Deductions made for a Participant shall be credited to the Participant's account under the Plan. A Participant may not make any separate cash payment into such account except when on leave of absence and then only as provided in Section 5.04 of this Plan.

5.03   Changes in Payroll Deductions

A Participant may discontinue his participation in the Plan as provided in Section 8, but no other change can be made during an Offering Period and, specifically, a Participant may not alter the amount of the Participant's Payroll Deductions during an Offering Period.

5.04   Leave of Absence

If a Participant goes on a leave of absence, such Participant shall have the right to elect: (a) to withdraw the balance in the Participant's account pursuant to Section 7.02, (b) to discontinue contributions to the Plan but remain a Participant in the Plan.

SECTION 6.

GRANTING OF OPTION

6.01   Number of Option Shares

For each Offering Period, a Participant shall be deemed to have been granted an option to purchase the maximum whole number of shares of Stock which may be purchased with each Participant's Payroll Deduction on each Purchase Date during such Offering Period, at a price equal to (a) Eighty-Five Percent (85%) of the market value of the Stock on such Purchase Date, or (b) if the Plan is not approved by the shareholders in accordance with Section 12.06, from and after the date of the shareholders' meeting, One Hundred Percent (100%) of the market value of the Stock on such Purchase Date (the "Option Price").

6.02   Determination of Option Price

The Option Price as of each Purchase Date shall be based upon the closing price of the Stock on each Purchase Date, or the nearest prior business day on which trading occurred on the NASDAQ National Market System.

SECTION 7.

EXERCISE OF OPTION

7.01   Automatic Exercise

Unless a Participant gives written notice to the Company as hereinafter provided, a Participant's option for the purchase of Stock with Payroll Deductions made during any Offering Period will be deemed to have been exercised on each applicable Purchase Date for the purchase of the number of shares of Stock which the accumulated Payroll Deductions in the Participant's account at that time will purchase at the applicable Option Price.

7.02   Withdrawal of Account

By written notice to the Treasurer of the Company not less than five (5) days prior to any Purchase Date, a Participant may elect to withdraw all the Payroll Deductions in the Participant's account at such time and terminate the Participant's participation in the then current Offering Period.

7.03   Transferability of Option

During a Participant's lifetime, options held by a Participant shall be exercisable only by that Participant.

7.04   Delivery of Stock

As promptly as practicable after each Purchase Date, the Company will deliver to each Participant (or hold in an account for the Participant's benefit), as appropriate, the Stock purchased upon exercise of the Participant's option. Promptly following receipt of a distribution request form by the Treasurer of the Company, the Company will deliver to any Participant the Stock held in an account for such Participant's benefit. The Company also will deliver Stock to a Participant two years after the Participant has ceased contributions to the Plan if no written notice to the Company requesting distribution has been previously received.

SECTION 8.

WITHDRAWAL

8.01   In General

As indicated in Section 7.02, a Participant may withdraw Payroll Deductions credited to a Participant's account under the Plan at any time by giving written notice to the Treasurer of the Company. All of the Participant's Payroll Deductions credited to the Participant's account, which have not previously been used to purchase Stock, will be paid to him promptly after receipt of the Participant's notice of withdrawal, and (a) no further Payroll Deductions will be made during such Offering Period and (b) no further Stock shall be purchased during such Offering Period.

8.02   Effect on Subsequent Participation

A Participant's withdrawal from any Offering Period will not have any effect upon the Participant's eligibility to participate in any succeeding Offering Period or in any similar plan which may hereafter be adopted by the Company.

8.03   Leave of Absence

A Participant on leave of absence shall, subject to the election made by such Participant pursuant to Section 5.04, continue to be a Participant in the Plan so long as such Participant is on continuous leave of absence. A Participant who has been on leave of absence for more than ninety days and who therefore is not an Employee for the purpose of the Plan shall not be entitled to purchase Stock on any Purchase Date following such ninetieth day. Notwithstanding any other provisions of the Plan, unless a Participant on leave of absence returns to regular full-time or part-time employment with the Company or any Subsidiary at the earlier of: (a) the termination of such leave of absence or (b) three months from the ninetieth day of such leave of absence, then such Participant's participation in the Plan shall terminate on whichever of such dates first occurs.

SECTION 9.

INTEREST

9.01   Payment of Interest

No interest will be paid or allowed on any money paid into the Plan or credited to the account of any Participant.

SECTION 10.

STOCK

10.01   Maximum Shares of Stock

The maximum number of shares of Stock which shall be issued under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in Section 12.04, shall be 250,000 shares of Stock. If the total number of shares of Stock for which options are exercised on any Termination Date in accordance with Section VI exceeds the maximum number of shares of Stock for the applicable offering, the Company shall make a pro rata allocation of the shares available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of Payroll Deductions credited to the account of each Participant under the Plan shall be returned to the Participant as promptly as possible.

10.02   Participant's Interest in Option Stock

The Participant will have no interest in Stock covered by an option until such option has been exercised.

10.03   Registration of Stock

Stock to be delivered to a Participant under the Plan will be held by the Company in an account for the benefit of the Participant, or, if the Participant so directs by written notice to the Treasurer of the Company prior to the Termination Date applicable thereto, in the name of the Participant and/or one such other person as may be designated by the Participant, as joint tenants with rights of survivorship, to the extent permitted by applicable law.

10.04   Restrictions on Exercise

The Board of Directors may, in its discretion, require as conditions to the exercise of any option that the shares of Stock reserved for issuance upon the exercise of the option shall have been duly listed, upon official notice of issuance, upon a stock exchange, and that either:

(a) a Registration Statement under the Securities Act of 1933, as amended, with respect to the Stock shall be effective, or

A-5

(b) the Participant shall have represented at the time of purchase, in form and substance satisfactory to the Company, that it is the Participant's intention to purchase the Stock for investment and not for resale or distribution.

SECTION 11.

ADMINISTRATION

11.01   Appointment of Committee

The Plan shall be administered by the Committee. No member of the Committee shall be eligible to purchase Stock under the Plan.

11.02   Authority of Committee

Subject to the express provisions of the Plan and applicable law, the Committee shall have full power and authority in its discretion to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's determination on the foregoing matters shall be conclusive.

SECTION 12.

MISCELLANEOUS

12.01   Designation of Beneficiary

A Participant may file a written designation of a beneficiary who is to receive any Stock and/or cash. Such designation of beneficiary may be changed by the Participant any time by written notice to the Treasurer of the Company. Upon the death of a Participant and upon receipt by the Company of proof of identity and existence at the Participant's death of a beneficiary validly designated by the Participant under the Plan and a written notice to the Treasurer of the Company requesting distribution of a Participant's shares, the Company shall deliver such Stock and/or cash to such beneficiary. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Stock and/or cash to the spouse or to any one or more dependents of the Participant as the Company may designate. No beneficiary shall, prior to the death of the Participant by whom the beneficiary has been designated, acquire any interest in the Stock or cash credited to the Participant under the Plan.

12.02   Transferability

Neither Payroll Deductions nor any rights with regard to the exercise of an option or to receive Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by a Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 7.02.

12.03   Use of Funds

All Payroll Deductions received or held by the Company under this Plan shall be segregated in a separate account maintained by the Company.

12.04   Adjustment Upon Changes in Capitalization

(a) In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Stock, other securities, or other property) recapitalization, Stock split, reverse Stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Stock or other securities of the Company, issuance of warrants or other rights to purchase Stock or other securities of the Company, or other similar corporate transaction or event affects the Stock such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee may make appropriate and proportionate adjustments in the number and/or kind of shares which are subject to purchase under outstanding options and on the option exercise price or prices applicable to such outstanding options. In addition, in any such event, the number and/or kind of shares which may be offered in the Offering may also be proportionately adjusted.

(b) Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of substantially all of the property or Stock of the Company to another corporation, the holder of each option then outstanding under the Plan will thereafter be entitled to receive at the next Termination Date upon the exercise of such option for each share of Stock as to which such option shall be exercised, as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one share of the Common Stock was entitled to receive upon and at the time of such transaction. The Board of Directors shall take such steps in connection with such transactions as the Board shall deem necessary to assure that the provisions of this Section 12.04 shall thereafter be applicable, as nearly as reasonably may be determined, in relation to the said cash, securities and/or property as to which such holder of such option might thereafter be entitled to receive.

12.05 Amendment and Termination

The Board of Directors shall have complete power and authority to terminate or amend the Plan; provided, however, that the Board of Directors shall not, without the approval of the shareholders of the Company (i) increase the maximum number of shares of Stock which may be issued; (ii) amend the requirements as to the class of Employees eligible to purchase Stock under the Plan or permit the members of the Committee to purchase Stock under the Plan. No termination, modification, or amendment of the Plan may, without the consent of an Employee then having an option under the Plan to purchase Stock, adversely affect the rights of such Employee under such option.

12.06 Effective Date

The Plan shall become effective as of April 26, 2001. The Plan shall be presented for approval by the holders of the majority of the Stock present and represented at a special or annual meeting of the shareholders held on or before April 25, 2002.

12.07 No Employment Rights

The Plan does not, directly or indirectly, create any right for the benefit of any Employee or class of Employees to purchase any shares of Stock under the Plan, or create in any Employee or class of Employees any right with respect to continuation of employment by the Company or any Subsidiary, and it shall not be deemed to interfere in any way with the Company's or any Subsidiary's right to terminate, or otherwise modify, an Employee's employment at any time.

12.08 Effect of Plan

The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Employee participating in the Plan, including, without limitation, such Employee's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Employee.

12.09 Governing Law

The law of the State of Ohio will govern all matters relating to this Plan except to the extent it is superseded by the laws of the United States.

ADVANCED LIGHTING TECHNOLOGIES, INC.

32000 Aurora Road
Solon, Ohio 44139

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Wayne R. Hellman and Steven C. Potts as Proxies, each with the power to appoint his substitute, and hereby authorizes them to vote as designated on the reverse, all the shares of Common Stock Advanced Lighting Technologies, Inc. held of record by the undersigned on February 28, 2002, at the Annual Meeting of Shareholders to be held on Wednesday, April 24, 2002, at 10:00 am. (EST) at KSK Color Lab (Conference Room), 32300 Aurora Road, Solon, Ohio 44139, or any adjournment thereof.

PLEASE VOTE, SIGN, DATE AND RETURN THE PROXY CARD USING THE ENCLOSED ENVELOPE.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder and, in the discretion of the proxies, on any other business that may properly come before the meeting. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED <u>FOR</u> ALL NOMINEES FOR DIRECTOR, <u>FOR</u> PROPOSAL 2 AND <u>FOR</u> PROPOSAL 3.

(TO BE SIGNED ON REVERSE SIDE)

**Please date, sign and mail your
proxy card back as soon as possible!**

**Annual Meeting of Shareholders
ADVANCED LIGHTING TECHNOLOGIES, INC.**

April 24, 2002

Please Detach and Mail in the Envelope Provided

A [X] Please mark your
     votes as in this
     example

FOR all nominees listed at right (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees listed at right	
1. Election of Directors [ ]	[ ]	Nominees: Wayne R. Hellman Theodore A. Filson James E. Mohn

Instruction: To withhold authority to vote for
any individual nominee, strike a line through
the nominee's name in box at right.

	FOR	AGAINST	ABSTAIN
2. To approve and ratify the adoption of the Company's 2001 Employee Stock Purchase Plan.	[ ]	[ ]	[ ]
3. To ratify the appointment of Grant Thornton LLP as independent auditors of the Company.	[ ]	[ ]	[ ]

PLEASE VOTE, SIGN, DATE AND RETURN THE PROXY CARD
USING THE ENCLOSED ENVELOPE.

Signature _____ Signature, if held jointly _____

DATE: _____, 2002

NOTE: Please sign exactly as names appears hereon. When shares are held by
      joint tenants, both should sign. When signing as attorney, executor,
      administrator, trustee or guardian, please give full title as such. If a
      corporation, please sign full corporate name by President or other
      authorized officer. If a partnership, please sign in partnership name by
      authorized officer.